UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)

OSISKO GOLD ROYALTIES LTD
(Name of Issuer)

Common Shares
(Title of Class of Securities)

68827L101
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3
(514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
CDP Investissements Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,485,642 (See Items 3 and 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,485,642 (See Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,485,642 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Caisse de dépôt et placement du Québec is the sole owner of CDP Investissements Inc, which directly holds 11,485,642 common shares. See Items 3 and 5 below.

(2) The percentage ownership interest is calculated based on 183,777,026 common shares outstanding, as reported in the Issuer’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2022.

1	NAMES OF REPORTING PERSONS
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,485,642 (See Items 3 and 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,485,642 (See Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,485,642 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Caisse de dépôt et placement du Québec is the sole owner of CDP Investissements Inc., which holds 11,485,642 common shares. See Items 3 and 5 below.

(2) The percentage ownership interest is calculated based on 183,777,026 shares outstanding as reported in the Issuer’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2022.

ITEM 1.	SECURITY AND ISSUER.

This amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed on August 10, 2017, as amended by Amendment No. 1, dated July 7, 2021, Amendment No. 2, dated July 16, 2021 and Amendment No. 3, dated November 11, 2022 (as amended, the “Schedule 13D”) relating to the Common Shares (the “Shares”) issued by Osisko Gold Royalties Ltd (the “Issuer”).
The principal executive offices of the Issuer are located at 1100 des Canadiens-de-Montréal Avenue, # 300, Montreal (Quebec) CANADA, H3B 2S2.

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person is set forth in Annex A hereto.”

“The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A hereto.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated to read in full as follows:

“The percentage calculations set forth in this Item 5 and the information on the cover page are based on there being 183,777,026 Shares outstanding.

(a) and (b)

As a result of the transactions described in Item 3 and 4 of Schedule 13D and the transactions set forth in Annex B, CDP is the direct beneficial owner of 11,485,642 Shares. The Shares held by CDP represent 6.2 % of the Issuer's outstanding Shares. CDPQ, through its ownership of CDP, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDP.

(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable. ”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 25, 2022, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2022

CDP Investissements Inc.

By:	/S/ Mélanie Julien
Name: Mélanie Julien
Title: Assistant Corporate Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2022

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/S/ Soulef Hadjoudj
Name: Soulef Hadjoudj
Title: Authorized Signatory

Annex A

CDP INVESTISSEMENTS INC
Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Kim Thomassin	1000, place Jean-Paul-Riopelle	Corporate Director and President	Canadian
Montreal, Quebec, H2Z 2B3

Christian Grimm	1000, place Jean-Paul-Riopelle	Vice-President	Canadian
Montreal, Quebec, H2Z 2B3

Alice Monet	1000, place Jean-Paul-Riopelle	Corporate Secretary	Canadian
Montreal, Quebec, H2Z 2B3

Mélanie Julien	1000, place Jean-Paul-Riopelle	Assistant Corporate Secretary	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director, Senior Country Officer, Crédit Agricole CIB Italy	Serbian, French
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
René Dufresne	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian

Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Olga Farman	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director, Managing Director, Norton Rose Fulbright	Canadian
Nelson Gentiletti	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director, Chief Executive Officer, Ardinall Investment Management	Romanian
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director, President and Chief Executive Officer, Commission de la construction du Québec	Canadian
Martin Longchamps	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity	Canadian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian

Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Technology Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Investments in Québec and Stewardship Investing	Canadian

Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

 Annex B

Schedule of Transactions

CDP Investissements Inc.

Reporting Person	Date of Transaction	Security	Amount of Securities Sold	Unit Cost (CAD)	Where and How Effected[1]
CDP Investissements Inc.	November 14, 2022	Common Shares	94,593	$17.04	Canada Toronto Stock Exchange
CDP Investissements Inc.	November 14, 2022	Common Shares	100,000	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc.	November 18, 2022	Common Shares	50,000	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc.	November 18, 2022	Common Shares	7,100	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc.	November 21, 2022	Common Shares	100,000	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 21, 2022	Common Shares	50,000	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 21, 2022	Common Shares	209,409	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 21, 2022	Common Shares	2,600	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 22, 2022	Common Shares	200,000	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 22, 2022	Common Shares	16,810	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 23, 2022	Common Shares	101,702	$17.00	Canada Toronto Stock Exchange
CDP Investissements Inc	November 23, 2022	Common Shares	500,000	$17.05	Canada Toronto Stock Exchange
CDP Investissements Inc	November 23, 2022	Common Shares	19,398	$17.08	Canada Toronto Stock Exchange

Caisse de dépôt et placement du Québec

None.

1 All transactions were effected on the open market on the Toronto Stock Exchange